Exhibit 99.1

For Immediate Release
July 5, 2006

DRAXIS Health Included in New NASDAQ Global Select MarketSM

MISSISSAUGA, ONTARIO July 5, 2006 — DRAXIS Health Inc. (TSX: DAX) (NASDAQ: DRAX) has been selected for inclusion in the new NASDAQ Global Select MarketSM, effective from July 3, 2006.

Prior to this date DRAXIS had been listed on the NASDAQ National Market®, which has been renamed the NASDAQ Global MarketSM. NASDAQ announced a new three tier listing classification in February 2006 — NADAQ Global Select MarketSM, NASDAQ Global MarketSM and NASDAQ Capital Market®. All three market tiers will maintain rigorous listing and corporate governance standards, but the NASDAQ Global Select MarketSM was created for companies that meet the most stringent initial listing standards in the world based on financial and liquidity requirements.

“We are pleased to be included in the new NASDAQ Global Select MarketSM together with other leading companies that have achieved superior listing standards”, said Dr. Martin Barkin, President and Chief Executive Officer of DRAXIS Health.

DRAXIS common shares will continue to be listed under the same ticker symbol (“DRAX”) on the NASDAQ Global Select MarketSM.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Specialty Pharmaceuticals Inc. employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns); reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com). Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.
Jerry Ormiston,
Executive Director, Investor Relations
Tel:         1-877-441-1984